UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                              SBS Broadcasting S.A.
                                (Name of Issuer)

                  Common Shares, par value (euro)2.00 per share
                         (Title of Class of Securities)


                                   L8137 F102
                                 (CUSIP Number)


                                   Harry Sloan
                              SBS Broadcasting S.A.
                               Quintet Office Park
                                Rietlandpark 353
                                1019EM Amsterdam
                               011-31-20-519-1919

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:
                                   Erik T. Moe
                              SBS Broadcasting S.A.
                               Quintet Office Park
                                Rietlandpark 353
                                1019EM Amsterdam
                               011-31-20-519-1919


                                  June 30, 2002
             (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
                   240.13d-1(g), check the following box. |_|

                                  SCHEDULE 13D
CUSIP No.      L8137 F102                                      Page 2 of 6 Pages

    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Harry E. Sloan

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [ ]

    3       SEC USE ONLY


    4      SOURCE OF FUNDS

           Not applicable

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

    6
           CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.

                          7     SOLE VOTING POWER
                                3,232,694 Common Shares

  NUMBER OF SHARES        8     SHARED VOTING POWER
BENEFICIALLY OWNED BY           0 Common Shares
   EACH REPORTING
       PERSON             9     SOLE DISPOSITIVE POWER
        WITH                    3,232,694 Common Shares

                         10     SHARED DISPOSITIVE POWER
                                0 Common Shares

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,232,694 Common Shares

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.5% of Common Shares

    14     TYPE OF REPORTING PERSON

           IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

        This statement on Schedule 13D applies to transactions in the common shares, par value (euro)2.00 per share (the "Common Shares"), of SBS Broadcasting S.A. ("SBS"), a foreign private issuer organized under the laws of Sweden.

        The principal executive offices of SBS are located at Quintet Office Park, Rietlandpark 353, 1019EM Amsterdam.

Item 2.  Identity and Background.

        This statement is filed by Harry E. Sloan ("Mr. Sloan").

        Mr. Sloan. Mr. Sloan has served as Executive Chairman of the SBS Group since September 2002 and, as previously has been disclosed in filings with the Commission, has served as Chairman of the Board of SBS since April 1990, having previously also served as Chief Executive Officer of SBS from January 1993 to September 2001. Mr. Sloan is also a director of ZeniMax Media Inc. and Lions Gate Entertainment Corp.

        Mr. Sloan owns a 98.7% interest in Roscomare Ltd. ("Roscomare"), an entity through which Mr. Sloan beneficially owns 770,517 Common Shares. The remaining 1.3% of Roscomare is owned by The 1995 Irrevocable Trust, of which Mr. Sloan is the general partner.

        In addition, Mr. Sloan is the trustee of an irrevocable trust created in favor of his daughters (the "Sloan Investment Trust"), through which Mr. Sloan beneficially owns 80,000 Common Shares.

        Mr. Sloan's business address is c/o SBS Broadcasting S.A., Quintet Office Park, Rietlandpark 353, 1019EM Amsterdam. Mr. Sloan is a citizen of the United States.

        Proceedings. During the past five years Mr. Sloan has not been convicted in a criminal proceeding nor has he been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        Mr. Sloan benefited from the vesting of stock options to purchase 358,332 Common Shares in the period between June 30, 2001 and June 30, 2002; therefore, no funds were used to acquire Common Shares at that time.

Item 4.  Purpose of Transaction.

        The primary purpose of Mr. Sloan's acquisition of Common Shares, both those held directly as well as those held indirectly, was as an investment. In addition, the vast majority of Mr. Sloan's beneficial ownership of Common Shares is due to vested options to purchase Common Shares which were granted to him by SBS as compensation under his employment agreements and the 1992 and 1994 stock option plans as described under Item 6 below. Mr. Sloan may from time to time purchase or sell shares of Common Shares to increase or decrease his holdings in SBS.

        Except as set forth herein, Mr. Sloan has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest in Securities of the Issuer.

        (a) At December 27, 2002, Mr. Sloan's beneficial shareholding in SBS comprised (i) 26,043 Common Shares owned by Mr. Sloan, (ii) 80,000 Common Shares held by the Sloan Investment Trust, (iii) 770,517 Common Shares held by Roscomare and beneficially owned by Mr. Sloan and (iv) 2,356,134 Common Shares that Mr. Sloan has an option to acquire under his employment agreement and under the 1992 and 1994 stock option plans of SBS that are currently exercisable. In the aggregate, Mr. Sloan beneficially owns 3,232,694 Common Shares (or 10.5% of the outstanding Common Shares of SBS). This excludes 951,539 Common Shares that Mr. Sloan has an option to acquire that are not exercisable within 60 days of December 27, 2002.

        (b) Mr. Sloan has the sole power to vote and dispose of the number of Common Shares listed opposite his name. Of course, Mr. Sloan's power to vote and dispose of the Common Shares subject to the options will not arise unless and until he exercises the options.

        (c) Except as set forth herein, Mr. Sloan has not traded in the Common Shares in the 60 days prior to the filing of this Schedule 13D.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Mr. Sloan has an agreement to serve as Executive Chairman of the SBS Group and Chairman of the Board of SBS for a fixed term of two years, effective September 1, 2002. Under the agreement, Mr. Sloan has been granted a ten-year option to purchase 666,667 Common Shares, exercisable at $17.71 per Common Share, vesting in four equal cumulative semi-annual installments, commencing March 1, 2003 and expiring on July 1, 2012. Under a previous compensation agreement dated September 2001, Mr. Sloan was granted a ten-year option to purchase an aggregate of 100,000 Common Shares, exercisable with respect to 66,667 Common Shares at $26.00 per Common Share and with respect to 33,333 Common Shares at $33.00 per Common Share, vesting in four equal cumulative semi-annual installments, commencing on June 30, 2002 and expiring on August 31, 2011.

        In connection with his previous employment agreements dated October 1993, November 1994, January 1997 and November 1998, respectively, Mr. Sloan was granted: (i) a ten-year option to acquire 306,134 Common Shares, subject to anti-dilution protection, at an exercise price of $16.875 per Common Share, expiring March 4, 2006; and (ii) three ten-year options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 Common Shares, $22.50 per Common Share for 125,000 Common Shares and $27.00 per Common Share for the remaining 125,000 Common Shares, all of which expire on August 14, 2004; (iii) two ten-year options to purchase an aggregate of 500,000 Common Shares, exercisable at $18.00 per Common Share for 250,000 Common Shares and $22.50 per Common Share for the remaining 250,000 Common Shares, both of which expire on December 31, 2006; and (iv) a ten-year option to purchase an aggregate of 1,000,000 Common Shares, exercisable at $25.00 per Common Share with respect to 666,667 Common Shares and $30.00 per Common Share for the remaining 333,333 Common Shares, vesting in six equal semi-annual installments beginning on June 30, 1999 and expiring on December 31, 2008. The options referred to in the preceding sentence are fully vested and currently exercisable.

        Otherwise, other than as set forth above, to the best of Mr. Sloan's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sloan and any other person with respect to any securities of SBS, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

        Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2002



                                         By:  /s/ Harry E. Sloan
                                            ---------------------------------
                                                 Harry E. Sloan